Zenix Income Fund Inc.

Result of Annual Meeting of Shareholders
On October 21, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against, as well as the number of abstentions as to the matter voted on at the Special Meeting of Shareholders.

Item Voted On
New Management Agreement

Votes For
9,761,557

Votes Against
538,403

Abstentions
430,763